Exhibit 99.1

First volunteers dosed in Phase I clinical trial of PBT434, Prana’s lead therapy for parkinsonian diseases

Highlights:

•	Prana enrols and doses its first cohort of healthy volunteers in its Phase I clinical trial
•	Evidence supports activity of PBT434 to prevent α-synuclein accumulation and neuron loss in experimental animal models of parkinsonian diseases
•	Transition to human trials is a milestone for the Company building on its well-established scientific foundations
•	Highly experienced drug development team, based in San Francisco, leading the program

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – July 4, 2018: Prana Biotechnology Ltd (ASX PBT: NASDAQ PRAN) is pleased to announce the first cohort of volunteers in its Phase I clinical trial have been administered PBT434, an experimental drug under investigation for the treatment of Parkinsonian diseases.

The trial conducted in Melbourne, Australia is recruiting and dosing healthy adult and elderly volunteers, to ascertain the optimal drug dose. The primary goal of the Phase 1 clinical trial is to demonstrate the safety and tolerability of PBT434, with a secondary endpoint of pharmacokinetic measures assessing and understanding how the drug is absorbed and metabolised in the human body.

PBT434 is the first of a new generation of small molecules designed to inhibit the aggregation of alpha(α)-synuclein and tau, critical intracellular proteins that are implicated in neurodegenerative diseases such Parkinson’s disease and atypical parkinsonism. PBT434 has been shown to reduce the pathological accumulation of these proteins in animal models of disease and has excellent potential to treat various forms of atypical parkinsonism, such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

Prana’s Chief Medical Officer and Senior Vice President, Clinical Development Dr David Stamler, MD, said: “The first human administration of PBT434 is a major milestone for Prana. MSA and PSP are devastating diseases with no effective treatments and this is an important first step in developing a therapy for individuals with these diseases.”

The development program for PBT434 is being led by Dr Stamler from Prana’s San Francisco office. Dr Stamler and his team are highly experienced and have bought several new drugs to market, including deutetrabenazine for the treatment of Huntington’s disease chorea and Tardive dyskinesia, both of which were approved by the U.S. Food and Drug Administration (FDA) in 2017. This was the second neurological agent that Dr Stamler has led through the approval process with the FDA.

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Contacts:

Investor Relations and Media

Scott Newstead

E: snewstead@we-worldwide.com

Tp: +61 3 9866 4722

About Prana Biotechnology:

Prana’s lead candidate, PBT434, is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. PBT434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by restoring normal iron balance in the brain. In this way, it has excellent potential to treat various forms of atypical parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

Parkinsonian movement disorders affect around 10 million people worldwide, and are best known for the impairment of motor function, gait, balance and cognition. Both MSA and PSP are orphan diseases in the US and Europe, two of the largest potential markets for PBT434.

For further information please visit the Company’s web site at www.pranabio.com.

Forward Looking Statements:

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT434, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT434, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.